MASSACHUSETTS FINANCIAL SERVICES COMPANY
              500 Boylston Street, Boston, Massachusetts 02116-3741
                                  617-954-5000




                                        June 21, 2007


VIA EDGAR
United States Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

     Re:  Request for  Withdrawal  of  Registration  Statement  on Form N-1A for
          MFS(R)   Series   Trust   IV   File   No.   2-54607;   Accession   No.
          0001047469-07-002353

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, the MFS Series Trust IV (the "Registrant"), on behalf of MFS Money Market Fund (the "Fund"), respectfully requests that the Securities and Exchange Commission (the
"Commission") consent to the withdrawal of the above captioned Form N-1A Registration Statement (File Nos. 2-54607) filed with the Commission at 11:02 AM on March 30, 2007 (the "Registration Statement").

     This request for withdrawal is being made because the Registrant will not be redesignating shares of the Fund as Class A Shares, nor will the Registrant be registering Class B, Class C, Class I, Class 529A, Class 529B, Class 529C, Class R, Class R1, Class R2, Class R3, Class R4, and Class R5 Shares for the Fund at this time. No securities were sold in connection with the Registration Statement.

     Registrant respectfully submits that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors in light of the circumstances described above. Any questions regarding this matter may be directed to Nickolas M. Connery at (617) 954-6124, or the undersigned at (617) 954-4340.

                                        Sincerely,




                                        SUSAN A. PEREIRA
                                        Susan A. Pereira
                                        Senior Counsel

SAP/bjn